บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

2006 AUG 15 P 1:17

PTTEP No. 1.910/ 293 /2006

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Finance Department
Tel. 0-2537-4609

August 8 , 2006

06016064

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2002

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2002 which were allocated to PTTEP directors, management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 22.20 (the previous price before the adjustment of par value was Baht 111). The first exercise date was July 31, 2003.

Please be informed that on the thirteenth exercise date of July 31, 2006, a total of 564 people who are PTTEP management and employees exercised the warrants for total amount of 2,443,500 shares, resulting in the remaining outstanding warrants of 82,100 units, and the remaining shares reserved for the exercise of warrants of 410,500 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

PROCESSED
AUG 17 2006
THOMSON
FINANCIAL

dlw 8/16

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,000,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 10,000,000 shares

Exercise price 22.20 Baht/share (previously 111 Baht/Share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2003. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The second 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The third 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The fourth 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

Date of submitting filing May 13, 2002

Effective date of filing July 30, 2002

Exercise date for this report July 31, 2006

Exercise price for this report 22.20 Baht/share (previously 111 Baht/Share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Ministry of Finance*	1	11,000	55,000	0.0055
Director	7	20,400	102,000	0.0102
Management and Employee	549	451,300	2,256,500	0.2257
PTT Employee**	2	900	4,500	0.0005
Retirement Employee	1	700	3,500	0.0004
Employee's heir	4	4,400	22,000	0.0022
Sub-purchasing person	-	-	-	-
Total	564	488,700	2,443,500	0.2445

*The rights of PTTEP directors who are governmental officials were exercised by the Ministry of Finance

**Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Ministry of Finance*	1	11,000	55,000	0.0055
Director	7	20,400	102,000	0.0102
Management and Employee	549	451,300	2,256,500	0.2257
PTT Employee**	2	900	4,500	0.0005
Retirement Employee	1	700	3,500	0.0004
Employee's heir	4	4,400	22,000	0.0022
Sub-purchasing person	-	-	-	-
Total	564	488,700	2,443,500	0.2445

*The rights of PTTEP directors who are governmental officials were exercised by the Ministry of Finance
**Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,917,900 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

9,589,500 shares

3.6 The remaining units of unconverted warrants

82,100 units

3.7. The remaining number of reserved shares for the exercise of warrants

410,500 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2006 AUG 15 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PTTEP No.1.910/ 194 /2006

Finance Department
Tel. 0-2537-4609

August 8, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2003

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2003 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 23.40 (the previous price before the adjustment of par value was Baht 117). The first exercise date was July 30, 2004.

Please be informed that on the ninth exercise date of July 31, 2006, a total of 601 people who are PTTEP management, and employees exercised the warrants for total amount of 2,224,300 shares, resulting in the remaining outstanding warrants of 604,140 units, and the remaining shares reserved for the exercise of warrants of 3,020,700 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,000,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 10,000,000 shares

Exercise price 23.40 Baht/share (previously 117 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The second 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The third 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The fourth 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

Date of submitting filing April 23, 2003

Effective date of filing July 2, 2003

Exercise date for this report July 31, 2006

Exercise price for this report 23.40 Baht/share (previously 117 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	595	432,540	2,162,700	0.2163
PTT Employee*	3	8,340	41,700	0.0042
Retirement Employee	-	-	-	-
Employee's heir	3	3,980	19,900	0.0020
Sub-purchasing person	-	-	-	-
Total	601	444,860	2,224,300	0.2225

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	595	432,540	2,162,700	0.2163
PTT Employee*	3	8,340	41,700	0.0042
Retirement Employee	-	-	-	-
Employee's heir	3	3,980	19,900	0.0020
Sub-purchasing person	-	-	-	-
Total	601	444,860	2,224,300	0.2225

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,395,860 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

6,979,300 shares

3.6 The remaining units of unconverted warrants

604,140 units

3.7. The remaining number of reserved shares for the exercise of warrants

3,020,700 shares

It is certified that the information in this report is true and accurate.



(Maroot Mrigadat)

President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.1.910/ ๒๙๕ /2006

Finance Department
Tel. 0-2537-4609

August 8, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2004

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2004 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 36.60 (the previous price before the adjustment of par value was Baht 183). The first exercise date was July 29, 2005.

Please be informed that on the fifth exercise date of July 31, 2006, a total of 626 people who are PTTEP management, and employees exercised the warrants for total amount of 3,017,600 shares, resulting in the remaining outstanding warrants of 1,554,780 units, and the remaining shares reserved for the exercise of warrants of 7,773,900 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 36.60 Baht/share (previously 183 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The second 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The third 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The fourth 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

Date of submitting filing May 31, 2004

Effective date of filing July 2, 2004

Exercise date for this report July 31, 2006

Exercise price for this report 36.60 Baht/share (previously 183 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	625	599,720	2,998,600	0.2142
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	1	3,800	19,000	0.0014
Sub-purchasing person	-	-	-	-
Total	626	603,520	3,017,600	0.2156

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	625	599,720	2,998,600	0.2142
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	1	3,800	19,000	0.0014
Sub-purchasing person	-	-	-	-
Total	626	603,520	3,017,600	0.2156

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,245,220 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

6,226,100 shares

3.6 The remaining units of unconverted warrants

1,554,780 units

3.7. The remaining number of reserved shares for the exercise of warrants

7,773,900 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

2006 AUG 15 P 1:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PTTEP No.1.910/ 296 /2006

Finance Department
Tel. 0-2537-4609

August , 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2005

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2005 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 55.60 (the previous price before the adjustment of par value was Baht 278). The first exercise date was July 31, 2006.

Please be informed that on the first exercise date of July 31, 2006, a total of 785 people who are PTTEP management, and employees exercised the warrants for total amount of 2,693,400 shares, resulting in the remaining outstanding warrants of 2,261,320 units, and the remaining shares reserved for the exercise of warrants of 11,306,600 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 55.60 Baht/share (previously 278 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The second 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The third 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The fourth 25% of the allocated warrants are exercisable on July 31, 2009. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

Date of submitting filing May 27, 2005

Effective date of filing July 28, 2005

Exercise date for this report July 31, 2006

Exercise price for this report 55.60 Baht/share (previously 278 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	785	538,680	2,693,400	0.1924
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	785	538,680	2,693,400	0.1924

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	785	538,680	2,693,400	0.1924
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	785	538,680	2,693,400	0.1924

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

538,680 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

2,693,400 shares

3.6 The remaining units of unconverted warrants

2,261,320 units

3.7. The remaining number of reserved shares for the exercise of warrants

11,306,600 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President

PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2006 AUG 15 P 1:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PTTEP No.1.910/ 297 /2006

Finance Department
Tel. 0-2537-4609

August 9, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Subject: Registration of Change in Paid-Up Capital

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up capital of the Company on August 8, 2006. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,285,488,300.00 (Three thousand two hundred and eighty five million, four hundred and eighty - eight thousand and three hundred Baht)
2. The Company's issued and paid-up shares are 3,285,488,300 (Three thousand two hundred and eighty five million, four hundred and eighty - eight thousand and three hundred shares), which are categorized as follows:

Ordinary Shares :	3,285,488,300	(Three thousand two hundred and eighty five million, four hundred and eighty-eight thousand and three hundred shares)
Preferred Shares :	-	(-)

Yours sincerely,

Maroot Mrigadat
President